Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 25,		November 26,		November 27,		November 28,		November 30,
	2007		2006		2005		2004		2003
	(Dollars in thousands)

Earnings:
Income (loss) before income taxes	$375,626		$345,162		$282,601		$95,525		$(31,292)
Add: Fixed charges	252,555		281,234		289,518		287,791		281,470
Add: Minority interest in consolidated subsidiaries	909		1,718		3,156		774		1,545

Total earnings	$629,090		$628,114		$575,275		$384,090		$251,723

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$215,715		$250,637		$263,650		$260,124		$254,265
Interest factor in rental expense(1)	36,840		30,597		25,868		27,667		27,205

Total fixed charges	$252,555		$281,234		$289,518		$287,791		$281,470

Ratio of earnings to fixed charges	2.5	x	2.2	x	2.0	x	1.3	x	—

Deficit of earnings to fixed charges	—		—		—		—		$(29,747)

(1)	Utilized an assumed interest factor of 33% in rental expense.